UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 26, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release Delisting and Cancellation of Securities from the London
Stock Exchange

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
26 September 2014
NEWS RELEASE
Delisting and Cancellation of Securities from the London Stock Exchange
AngloGold Ashanti Limited ("AngloGold" or "the Company") announces that, further to its announcement on 18 August 2014 and following an application by AngloGold to the UK Listing
Authority, the listing of the Company's ordinary shares and depository interests of ZAR 0.25 each
(ISIN: ZAE000043485) (together, the "Securities") on the Official List was cancelled with effect from
8.00 am on Monday, 22 September 2014 (the “Delisting Date”). The Securities ceased to be admitted to trading on the Main Market of the London Stock Exchange plc with effect from the same time.
The Company’s stock will continue to be traded on the Johannesburg Stock Exchange (“JSE”), the
New York Stock Exchange (the “NYSE”), the Ghana Stock Exchange (the “GhSE”) and Australian
Securities Exchange (the “ASX”).
The Company’s depositary interest programme will terminate with effect from 15 October 2014 (the
“DI Programme Termination Date”). Any depositary interests held on the Company’s UK depositary interest register on the DI Programme Termination Date will be replaced on or shortly after the DI
Programme Termination Date with the equivalent number of fully paid ordinary shares in the Company and such holdings will be entered onto the Company’s Jersey register.
It is the intention of the Company that the Jersey register will remain open for approximately 12 months from the Delisting Date. For further information regarding the Jersey register, please contact
Computershare Investor Services PLC at the address or on the telephone number below.
Holders of ordinary shares on the Jersey register will, until the date of closure of the Jersey register, be able to trade their shares on any of the exchanges on which the Company is listed, however, the most liquid exchanges for the company’s stock are the JSE and the NYSE. It is expected that holders of ordinary shares on the Jersey register will, until the date of closure of the Jersey register, either:
· trade their shares on the JSE, which will require such shareholders to dematerialise their shareholding. For further information regarding the steps to be taken to trade on the JSE, please contact the Company’s South African Transfer Secretaries, Computershare Investor
Services (Pty) Limited at the address or on the telephone number below;
· trade their shares on the NYSE by converting their shareholding to American Depositary
Receipts (“ADRs”). For further information regarding the steps to be taken to trade on the
NYSE, please contact AngloGold’s Depositary Bank, Bank of New York Mellon at the address or on the telephone number below; or
· remain on the Jersey register and be migrated, on the date of closure of the Jersey register, to the Company’s shareholder register in South Africa and be listed on the JSE.

Shareholders on the Jersey register who wish to trade their shares on the GhSE or the ASX should speak to their broker.
The Company is aware that Redmayne-Bentley Stockbrokers may be able to assist UK resident individuals holding certificated shares on the Jersey register with dematerialising their shareholding to allow such shareholders to trade (sale only) on the JSE. Any shareholder who is interested in utilising this service should contact Matthew Burke or Colin Day of Redmayne-Bentley Stockbrokers either by telephone on 01132006400 or by email at southafricandealing@redmayne.co.uk.
ENDS
Sponsor to AngloGold Ashanti
UBS South Africa (Pty) Limited
CONTACTS
South African Transfer Secretaries
Computershare Investor Services (Pty) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg 2001
South Africa
(P O Box 61051, Marshalltown 2107, South Africa)
Tel +27 11 370 5000
E-mail: web.queries@computershare.co.za

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6101
ADR Depositary
The Bank of New York
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 (outside USA)
E-mail: shareowners@bankofny.com
Media
Brunswick Group
+44 (0) 20 7404 5959 / +27 (0) 11 502 7300
anglogoldashanti@brunswickgroup.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Disclaimer

This announcement includes “forward-looking information” within the meaning of Section 27A of the United States Securities Act of 1933, as
amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results; return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, the commencement and completion of commercial operations at certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-
looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”,
“estimated”, “potential” or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
The forward-looking statements included in this announcement are made only as of the last practicable date. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statement in this section.
For a discussion of risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2013, which was filed with the Securities and Exchange Commission on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 26, 2014
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ________
Name:    M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance